SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of January, 2006
HDFC BANK LIMITED
(Translation of registrant’s name into English)
HDFC Bank House, Senapati Bapat Marg,
Lower Parel, Mumbai 400 013, India
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F  ☑                    Form 40-F  ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934
Yes  ☐                    No  ☑

SIGNATURES
EXHIBIT INDEX
LETTER DATED 10TH JAN,2006 ADDRESSED TO THE NEW YORK STOCK EXCHANGE

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: 10th January 2006		HDFC BANK LIMITED
	By:	/s/ Vinod Yennemadi
		Name:	Vinod Yennemadi
		Title:	Country Head-Finance, Taxation, Administration and Secretarial

EXHIBIT INDEX
     The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit	Description

1
Letter dated 10th January, 2006 addressed to The New York Stock Exchange, USA, declaring the Unaudited results for the third quarter ended 31st December, 2005, segment reporting, balance sheet as at the end of third quarter and the press release thereof.